FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For July 31, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

NEWS RELEASE

NEW BOARD MEMBERS FOR PRECISION DRILLING CORPORATION

Calgary, Alberta, Canada – July 31, 2002

Precision Drilling

Precision Drilling Corporation ("Precision" or the "Corporation") today announced that Mr. Patrick M. Murray and Mr. Fred W. Pheasey have been appointed directors of the Corporation.

Patrick Murray is the President and CEO of Dresser, Inc. a worldwide leader in the design, manufacture and marketing of highly engineered equipment and services. When Sperry-Sun Drilling Services, Inc. was spun off from NL Industries in 1988 to become part of Baroid Corp., Pat was appointed president, remaining in that position after Sperry-Sun became a subsidiary of Dresser Industries, Inc. in 1994. He received a promotion in mid-1996 to vice president of operations for Dresser Industries, with direct responsibility for the operations of Sperry-Sun, Security DBS, Dresser Oil Tools, Wheatley, Mono Pumps, and Integrated Oilfield Services. The following year Pat moved to Dallas, Texas as Dresser Industries' senior vice president - strategic initiatives.

"Pat will bring an added dimension and a wealth of experience in technology services to our Board." said Hank Swartout, Chairman, President and CEO of Precision.

Fred Pheasey is the Executive Vice President and a member of the Board of Directors of National-Oilwell, Inc, an international designer and manufacturer of specialized drilling and well servicing rigs and systems. Mr. Pheasey founded Dreco Energy Services Ltd. in 1972. Starting with drilling mud systems, Dreco operations expanded to the design and manufacture of other rig components including cantilever masts, derricks, the "Slingshot" substructure and, later, drawworks, rotary tables, traveling blocks and mud pumps. Dreco was acquired in August 1997, by a U.S. based competitor, National-Oilwell, Inc. In March, 1998, Mr. Pheasey was awarded an honorary life membership in the Canadian Association of Oilwell Drilling Contractors in recognition of his technical and business achievements in advancing the Canadian drilling industry.

"Fred is one of the most renowned experts in the world in rig design and manufacturing and it is an honor to have him on our Board." said Hank Swartout

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor. Precision is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Jan M. Campbell, Corporate Secretary, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

CONFCAL2.WPD

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date; July 31, 2002